082-34794

07026958

SUPPL

Interim Report DEPFA BANK plc

dlw 9/27

DEPFA BANK

Profit before tax by segment 1 January - 30 June

Budget Finance (€ m)


06/2007
331
06/2006
276
0
50
100
150
200
250
300
350
400
450

Infrastructure Finance (€ m)


06/2007
32
06/2006
12
0
50
100
150
200
250
300
350
400
450

Client Product Services (€ m)


06/2007
8
06/2006
30
0
50
100
150
200
250
300
350
400
450

Global Markets (€ m)


06/2007
-17
06/2006
70
0
50
100
150
200
250
300
350
400
450

Net income and RoE after tax - Group


€ m
%
550
500
450
400
350
300
200
100
0
40
35
30
25
20
15
10
5
0
32.9
22.7
20.7
17.5
534
475
526
249
2004
2005
2006
06/2007

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA-, B	P-1, Aa3, C+	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–	P-1, Aa3, C+	A-1, A+
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures

	Q2 2007	Q1 2007	Q2 2006	Change Q2 2006 to Q2 2007	
	€ m	€ m	€ m	€ m	%
Earnings					
Net interest income	101	101	110	-9	-8.2%
Net fee and commission income	9	6	12	-3	-25.0%
Net trading income	8	12	41	-33	-80.5%
Gains less losses from financial assets	111	103	67	44	65.7%
Other operating income	-	-	-	-	-
Total operating income	**229**	**222**	**230**	**-1**	**-0.43%**
Operating expenses	-70	-67	-56	-14	25.0%
of which personnel expenditure	-38	-37	-33	-5	15.2%
of which other administrative expenditure	-26	-26	-19	-7	36.8%
of which depreciation and amortisation	-4	-3	-2	-2	100%
of which other expenditure	-2	-1	-2	-	-
Net operating income before impairment losses	**159**	**155**	**174**	**-15**	**-8.6%**
Impairment losses on loans and advances	-	-	-	-	-
Profit before taxation	**159**	**155**	**174**	**-15**	**-8.6%**
Taxation	-33	-32	-34	1	-2.9%
Profit for the period	**126**	**123**	**140**	**-14**	**-10.0%**
				Change	
Balance sheet items	**30/06/2007**	**31/03/2007**	**31/12/2006**	**31/12/2006 to 30/06/2007**	
Financing Volume	226,568	221,671	218,927	7,641	3.5%
of which drawn	200,175	195,828	194,586	5,589	2.9%
of which undrawn	26,391	25,843	24,341	2,050	8.4%
Outstanding securities	114,429	107,105	108,829	5,600	5.1%
Shareholders' capital	2,906	2,933	2,777	129	4.6%
Total assets	228,411	229,471	222,945	5,466	2.5%
Key ratios	**Q2 2007**	**Q1 2007**	**Q2 2006**		
Cost/Income ratio	30.6%	30.2%	24.3%		
Earnings per share	0.36	0.36	0.41	-0.05	-12.20%
RoE after Taxes	17.3%	17.2%	22.8%		

Content

Letter to Shareholders

Dear shareholders,

The net profit of € 126 m improved slightly on the level of the first quarter, taking the cumulative result to € 249 m for the first half year. Though the result was 9% down on the first half 2006 it is still a very encouraging performance given the higher level of investments this year in client businesses and the much changed market context in which DEPFA now operates. Earnings were entirely generated by the Bank's client driven businesses. The combined pre-tax result for the client segments Budget Finance, Infrastructure Finance and CPS reached its highest level for a quarter of almost € 200 m. Financing activities provided strong support for earnings and DEPFA was again particularly successful at tapping into the growing worldwide demand for infrastructure finance. Further investments in new resources will strengthen origination in local markets and increase the contribution from higher margin products such as derivatives for clients that will become more discernible over time.

Net interest income amounted to € 101 m, against € 110 m in the comparative quarter of 2006. When the result is dissected it reveals that the Bank is adapting very quickly to changed market conditions given that client financing activities have done much in a short space of time to fill the void left by the sharp decline of carry based income from Global Markets. Carry income fell from € 19 m to a slightly negative result in Q2 2007 (-€ 2 m) as the Bank hedged *open interest rate positions. At the same time Infrastructure Finance has tripled its interest income result to € 19 m* (from € 6 m) due to the growing success of PPP activities in Europe and the US. The Bank has also been developing new sources of interest income from innovative areas such as structured financing, securitisations and Guaranteed Investment Contracts (GICs). Despite further tightening of credit spreads new commitments in budget finance grew for the third successive quarter to € 14 bn, (after € 12 bn in Q1 2007) which will support interest income in future quarters. Overall the Bank originated € 19 bn of new business in the second quarter in client segments (Q1 2007: € 20 bn).

Net fee and commission income totalled € 9 m, which is € 3 m down y-o-y. This comparison is somewhat skewed from the effect of a significant upfront fee for an IFU transaction in the previous year; the underlying trend for the US liquidity facilities, which are the main fee generator for the Bank, continued to be positive. Net trading income was € 8 m, significantly lower than the comparative result of € 41 m. The own account trading performance was disappointing and made a small double digit loss, which arose from small cumulative losses across a number of desks. The contribution from Client Product Services improved on the first quarter to € 10 m. The performance of this activity was again somewhat understated due to accounting rules governing recognition of income, which resulted in income from a number of client transactions being deferred rather than booked on an upfront basis.

Gains from sale of assets rose significantly by 66% y-o-y to € 111 m. This result exceeded the similarly strong first quarter total of € 103 m and was achieved on the back of a much lower asset sales volume of € 8.4 bn. Gains from sale of assets are linked entirely to credit spread movements in DEPFA's micro hedged budget finance and infrastructure book of just under € 170 bn. This portfolio represents a high quality, homogeneous and very liquid class of asset that lends itself very well to an active asset management approach. A combination of market volatility and strong performance of certain government bonds have created regular opportunities for DEPFA to realise gains; this results in a higher total return of the portfolio than if the assets were simply yielding interest income until maturity. At the same

time the Bank has taken care to conserve the size and intrinsic quality of the portfolio by ensuring an inflow of new, similarly rated assets.

Total expenditure rose by 25% y-o-y to € 70 m. This reflects the significant build up in capacity that has occurred over the past year in which staff levels have grown by 166 to 723. The strong pace of growth so far this year is in line with expectations and is an essential precondition for achieving long term growth. Investments have further boosted front office capacity in infrastructure finance, new product areas as well as regional hubs and new offices within an expanding CRM regional network. At the same time the Bank has strengthened its back office and risk management units to consolidate progress on the business side. Even in this phase of heightened investment activity the company is committed to maintaining a high degree of cost discipline as reflected in a cost income ratio of 31%, which is in line with the long-term target.

Profit after taxation totalled € 126 m, a fall of 10% year-on-year. The income tax charge of € 33 m equated to an effective tax rate of 21%.

The Bank continues to fill important gaps in its offering of innovative products and advisory solutions to meet the increasingly sophisticated needs of its public sector client base. The latest initiative launched in May by DEPFA relates to asset management which will add an additional distribution channel for certain types of asset sourced by the Bank, for example in the new area of infrastructure equity. The Bank is on track to fully finalise the First Albany acquisition by the third quarter, which will further strengthen its position in the United States. The strong links of this business unit with a Municipal client base will help DEPFA maintain the dynamism of its bond origination in the US market, already DEPFA's largest regional market and to cross sell a broad range of other products such as infrastructure finance, derivatives and advisory.

Budget Finance

Budget Finance encompasses the hedged bond and loan lending and financing activities of the Bank as well as letter of credit and liquidity facilities that are a particular feature of the public sector markets in the United States. The Budget Finance business model focuses on ensuring the optimal total returns from this high quality portfolio. In the second quarter, new commitments amounted to € 14 bn, a healthy increase of € 2 bn quarter-on-quarter. The new commitment activity was well diversified with the US, Spain, Italy and Japan the main areas of origination. The United States increased its share of the total financing volume to 21% and the recent First Albany acquisition is likely to further strengthen origination activity in this market. The overall asset/liability margin on the total portfolio declined somewhat to 18bps, driven by the continued tightening of credit spreads in the core portfolio. At the same time, the cost and tenor of the Bank's funding continued to improve, supporting the overall margin. These conditions have however, enabled the Bank to enhance its portfolio return on a total return basis. Total operating income reached € 197 m, an increase of € 33 m year-on-year and reflects DEPFA's continued success at generating an optimal result from its asset portfolio. The size and credit quality of the portfolio remained unchanged at the end of the quarter, which coupled with a healthy business pipeline, represents a strong basis for future growth. Profit before taxation reached € 171 m, an increase of € 26 m year-on-year.

€ m	Q2 2007	Q2 2006	Change	Change %
Net interest income	85	90	-5	-6
Non-interest revenues	112	74	38	51
Total operating income	**197**	**164**	**33**	**20**
Operating expenses	**-26**	**-19**	**-7**	**37**
Profit before taxation	**171**	**145**	**26**	**18**
Key balance sheet items				
Financing volume (on-balance sheet)	160,079	167,418	-7,339	-4
Financing volume (off-balance sheet)	23,138	20,723	2,415	12
Average equity	1,451	1,290	161	12

Infrastructure Finance

Infrastructure Finance represents the Bank's limited recourse and concession-based lending through Public Private Partnerships, PFI and similar models and investing in bonds with limited recourse to public infrastructure entities as well as utilities and privately owned infrastructure operations. The performance of these activities continues to go from strength to strength; on a year-on-year basis and also evidently from one quarter to the next this year. The run rate for interest income has moved to a higher level of € 19 m for Q2 2007 (vs. € 6 m for Q2 2006) in line with the ramp up in drawn volumes that have reached approximately € 9 bn. Operating income reached a record € 28 m for the quarter, against € 13 m in Q2 2006, and on the strength of the current healthy business pipeline there is a realistic prospect that revenues will double this year to over € 100 m. The Bank closed a further 18 transactions in the second quarter with a value of € 1.6 bn; these were originated across a broad section of countries and in sectors such as ports, roads and healthcare which fit in with DEPFA's focus on core public infrastructure projects. DEPFA has

added to its holdings of AAA-credit wrapped infrastructure and utilities bonds that are likely to yield a significantly higher ROE due to a more favourable risk weighting treatment under Basel II. Not only do these bonds provide a steady source of good quality interest income over a long period of time but the strong liquidity in the secondary market performance created the opportunity to have the double benefit of realising gains from sales totalling € 7 m in the second quarter. The Bank continues to maintain a high degree of credit discipline in its managing of infrastructure risks and counterparty credit limits. Furthermore, the Bank has a strong track record for securitising assets and has made extensive use of AAA 'wraps' for assets. Approximately 2/3 of assets are rated AAA through some form of credit enhancement. The profit before taxes in this segment totalled € 20 m in the second quarter, a € 12 m increase y-o-y.

€ m	**Q2 2007**	**Q2 2006**	**Change**	**Change %**
Net interest income	19	6	13	217
Non-interest revenues	9	7	2	29
Total operating income	**28**	**13**	**15**	**115**
Operating expenses	**-8**	**-5**	**-3**	**60**
Loan loss provisions	-	-	-	
Profit before taxation	**20**	**8**	**12**	**150**
Key balance sheet items				
Financing volume (on-balance sheet)	8,597	4,057	4,540	112
Financing volume (off-balance sheet)	3,254	1,675	1,579	94
Average equity	481	208	273	131

Client Product Services

The Client Product Services segment incorporates an ever growing range of new activities that have the common characteristic of providing innovative solutions for a client's debt and interest rate management. The establishment of several major businesses contributing stable recurring is indicative of how the Bank plans to enhance its stable earnings base in the years to come. The ramp up in client derivatives, Guaranteed Investment Contract (GIC) and securitisation volumes is making a strong impression on the earnings of CPS. Given the difficulty of recognising income from derivatives transactions up front under IAS 39 rules the interest rate swaps business has evolved into an annuity-like business The transaction flow in target areas such as France and Italy on the CRM side and in Infrastructure Finance has been good, helped by the strengthening of local teams and a general pick up in the Bank's origination activity. The profit reserve of stand alone business, which gives a truer indication of the performance of this business in this initial ramp up phase increased to € 29 m (from € 21 m in Q1), which will accrue to the p&l over the lifetime of the derivatives transaction, or can be recognised more quickly if certain conditions are met. Further growth in the securitisation portfolio, which now stands at € 12 bn, and in the Guaranteed Investment Contract volumes to US$ 4.5 bn, is translating into a higher run rate for the net interest income result. The launch of AAA rated GICs will unlock further significant market potential, given the propensity for Municipalities to deposit bond proceeds with the most highly rated entities. The cost base has inevitably been trending upwards given that this segment is a major focal point for the Bank's expansion. Costs in the first half 2007 totalled € 17 m, € 6 m higher than in the same period in 2006, which has put short term pressure on profits. The Bank has taken care to strengthen resources in growth areas as well as to roll out new initiatives to ensure the revenue generating capacity is both deep and broad-based. The First Albany acquisition represents an exciting opportunity to cross sell a variety of products to a new base of US clients. The profit before taxes totalled € 7 m in the second quarter, down € 4 m y-o-y.

€ m	Q2 2007	Q2 2006	Change	Change %
Net interest income	6	2	4	200
Non-interest revenues	10	14	-4	-29
Total operating income	**16**	**16**	**-**	
Operating expenses	**-9**	**-5**	**-4**	**80**
Profit before taxation	**7**	**11**	**-4**	**-36**
Key balance sheet items				
Financing volume (on-balance sheet)	12,399	-	12,399	
Financing volume (off-balance sheet)	-	-	-	
Average equity	102	38	64	168

Global Markets

The Global Markets segment encompasses the Bank's trading activities. The negative interest income result of -€ 2 m is connected mainly with action taken to address the interest rate exposure to legacy positions. The Bank decided to accelerate losses by hedging these open positions in order to limit the downside effect from possible further hikes in interest rates. The negative swing of € 21 m from year-to-year underlines the scale of the challenge facing the Bank to generate revenues from other areas, notably in its client businesses. The trading performance of -€ 5 m was disappointing across the board and small losses were kept in check in certain instances due to the effectiveness of stop loss limits. The result before taxes was negative at -€ 22 m, a negative swing of € 52 m y-o-y.

€ m	Q2 2007	Q2 2006	Change	Change %
Net interest income	-2	19	-21	
Non-interest revenues	-15	16	-31	
Total operating income	**-17**	**35**	**-52**	
Operating expenses	**-5**	**-5**	**-**	
Profit before taxation	**-22**	**30**	**-52**	
Key balance sheet items				
Financing volume (on-balance sheet)	15,535	13,111	2,424	18
Financing volume (off-balance sheet)	-	-	-	
Average equity	479	706	-227	-32

Corporate Centre

The Corporate Centre consists of various cost and revenue items that due to their special nature and support characteristics cannot be allocated to the segments. Net interest income of -€ 7 m is necessarily negative at around this level due to the fact the Corporate Centre does not house any areas of active business origination to compensate for interest expenses incurred for Tier II instruments such as profit participation certificates, which are full charged to this segment. Non interest revenues rose by € 3 m y-o-y, due principally to the valuation effect of hedging derivatives that did fulfil accounting criteria under IAS39. Operating expenses were unchanged y-o-y at € 22 m, and were also on a par with the quarterly trend rate for the past year, which reflects the high tempo of growth in the regional network and associated project costs for preparing new offices. The result before taxes was negative at -€ 17 m, slightly better than the Q2 2006 result of -€ 20 m.

€ m	**Q2 2007**	**Q2 2006**	**Change**	**Change %**
Net interest income	-7	-7	-	
Non-interest revenues	12	9	3	33
Total operating income	**5**	**2**	**3**	**150**
Operating expenses	**-22**	**-22**	**-**	
Profit before taxation	**-17**	**-20**	**3**	**-15**
Key balance sheet items				
Financing volume (on-balance sheet)	3,566	4,965	-1,399	-28
Financing volume (off-balance sheet)	-	-	-	
Average equity	407	215	192	90

Interim financial information as at 30 June 2007

Consolidated income statement

	Note	1 Jan - 30 June 2007 €m	2006 €m
Interest and similar income	1	4,554	4,173
Interest expense and similar charges	1	-4,352	-3,956
Net interest income		**202**	**217**
Fee and commission income	2	20	22
Fee and commission expense	2	-5	-5
Net fee and commission income		**15**	**17**
Net trading income	3	20	103
Gains less losses from financial assets		214	137
Other operating income		-	-
Total operating income		**451**	**474**
Operating expenses	4	-137	-114
Net operating profit before impairment losses		**314**	**360**
Impairment losses on loans and advances		-	-
Profit before taxation		**314**	**360**
Taxation		-65	-86
Profit for the period attributable to the equity holders of the company		**249**	**274**

Earnings per share attributable to the equity holders of the Company (expressed in € per share):		
– basic	0.72	0.80
– diluted	0.72	0.80

Consolidated balance sheet

	Note	30/06/2007 €m	31/12/2006 €m
ASSETS			
Cash and balances with central banks		2,014	1,743
Loans and advances to banks	5	39,431	34,708
Trading securities		1,508	1,311
Derivative financial instruments	6	9,506	6,880
Other financial assets at fair value through profit or loss		3,661	2,075
Loans and advances to customers	7	129,059	125,247
Investment securities – available-for-sale		43,076	50,833
Intangible assets		54	53
Property, plant and equipment		26	26
Deferred taxation		36	39
Other assets		40	30
Total assets		**228,411**	**222,945**
LIABILITIES			
Deposits from banks	9	69,943	63,199
Other deposits		31,231	31,118
Derivative financial instruments and other trading liabilities	6	12,902	12,583
Due to customers	10	9,325	7,904
Debt securities in issue	11	99,035	102,857
Other borrowed funds	12	2,629	2,133
Other liabilities		101	100
Current tax liabilities		131	69
Deferred tax liabilities		145	141
Retirement benefit obligations		63	64
Total liabilities		**225,505**	**220,168**
EQUITY			
Equity attributable to equity holders of the company			
Share capital		106	106
Share premium		1,142	1,142
Retained earnings		1,517	1,402
Other reserves		141	127
Total equity		**2,906**	**2,777**
Total equity and liabilities		**228,411**	**222,945**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Share capital	Share premium	Retained earnings	Other reserves: unrealised gains/ losses on cash flow hedges	Other reserves: unrealised gains/ losses on AFS securities	Total equity 2007	Total equity 2006
Equity 1 January	**106**	**1,142**	**1,402**	**2**	**125**	**2,777**	**2,304**
Profit for the period	-	-	123	-	-	123	134
Change in other reserves	-	-	-	-	37	37	-6
Total recognised profit			**123**		**37**	**160**	**128**
Purchase of own shares	-	-	-9	-	-	-9	-9
Share based payments	-	-	5	-	-	5	10
Equity 31 March	**106**	**1,142**	**1,521**	**2**	**162**	**2,933**	**2,433**
Profit for the period	-	-	126	-	-	126	140
Change in other reserves	-	-	-	-	-23	-23	-15
Total recognised profit			**126**		**-23**	**103**	**125**
Purchase of own shares	-	-	-	-	-	-	-
Share based payments	-	-	8	-	-	8	8
Dividends			-138			-138	-86
Equity 30 June	**106**	**1,142**	**1,517**	**2**	**139**	**2,906**	**2,480**

Consolidated cash flow statement of DEPFA BANK plc

	2007 € m	2006 € m
Cashflow from operating activities	5,611	-3,902
Cashflow from investing activities	-7	-2
Cashflow from financing activities	491	-315
Net increase/(decrease) in cash and cash equivalents	**6,095**	**-4,219**
Cash and cash equivalents as of 1 January	**4,948**	**12,049**
Effect of exchange rate changes on cash and cash equivalents	-67	-40
Cash and cash equivalents as of 30 June	**10,976**	**7,790**

Quarterly performance of DEPFA BANK plc

	2007 €m		2006 €m			
	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	101	101	107	101	110	107
Net fee and commission income	9	6	8	7	12	5
Net trading income	8	12	28	9	41	62
Gains less losses from financial assets	111	103	70	70	67	70
Other operating income	-	-	-	-	-	-
Total operating income	**229**	**222**	**213**	**187**	**230**	**244**
Operating expenses	-70	-67	-61	-53	-56	-58
of which personnel expenditure	-38	-37	-36	-32	-33	-37
of which other administrative expenditure	-26	-26	-23	-18	-19	-18
of which depreciation and amortisation	-4	-3	-2	-3	-2	-2
of which other expenditure	-2	-1	-	-	-2	-1
Net operating profit before impairment losses	**159**	**155**	**152**	**134**	**174**	**186**
Impairment losses on loans and advances	-	-	-	-	-	-
Profit before taxation	**159**	**155**	**152**	**134**	**174**	**186**
Income tax expense	-33	-32	-29	-24	-34	-52
Profit for the period	**126**	**123**	**123**	**110**	**140**	**134**
Result from discontinued operations	-	-	19	-	-	-
Group net income	**126**	**123**	**142**	**110**	**140**	**134**

Basis of accounting

The consolidated annual financial statements of DEPFA group are prepared in accordance with International Financial Reporting Standards ('IFRS').

The accounting policies applied in the preparation of the consolidated financial statements in 2006 were also applied for this interim report, including the calculation of the comparative figures.

No new entities have been consolidated in this period.

Notes to the Group balance sheet and income statement

1. Net interest income

	30/06/2007 € m	30/06/2006 € m
Interest income		
Loans and advances	3,224	2,813
Other lending business and money market transactions	467	256
Fixed income securities	863	1,104
	4,554	**4,173**

Interest expense		
Asset-covered bonds	-1,746	-1,748
Other debt securities	-250	-238
Borrowings	-152	-81
Subordinated debt	-72	-64
Other banking transactions	-2,132	-1,825
	-4,352	**-3,956**

2. Net fee and commission income

	30/06/2007 € m	30/06/2006 € m
Fee and commission income		
Commission income from liquidity facilities	13	10
Other fees	7	12
	20	**22**
Fee and commission expense		
Fees paid	-5	-5
	-5	**-5**

3. Net trading income

	30/06/2007 € m	30/06/2006 € m
Securities and derivatives held for trading	19	106
Foreign exchange transaction gains less losses	1	-3
	20	**103**

4. Operating expenses

	30/06/2007 € m	30/06/2006 € m
Staff costs	-75	-70
Administrative expenses	-52	-37
Depreciation and amortisation	-7	-4
Other operating expenditure	-3	-3
	-137	**-114**

5. Loans and advances to banks

	30/06/2007 € m	31/12/2006 € m
Public sector loans	24,465	23,669
Term deposits	4,736	2,641
Reverse repurchase agreements	4,497	1,574
Cash collateral	4,199	5,938
Other loans and advances	1,534	886
	39,431	**34,708**

6. Derivatives and other trading liabilities

	30/06/2007 Assets € m	30/06/2007 Liabilities € m	31/12/2006 Assets € m	31/12/2006 Liabilities € m
Derivatives				
Interest rate and currency swaps	9,289	10,984	6,714	11,746
Interest rate futures	-	2	1	5
Interest rate options purchased	10	-	23	3
Interest rate options written	-	31	1	32
Other interest rate derivative contracts	5	1	18	3
Foreign exchange contracts	78	172	66	196
Credit derivatives	124	96	57	10
	9,506	**11,286**	**6,880**	**11,995**
Other trading liabilities				
Short positions	-	1,616	-	588
	9,506	**12,902**	**6,880**	**12,583**

7. Loans and advances to customers

	30/06/2007 € m	31/12/2006 € m
Public sector and infrastructure loans	127,640	123,417
Term deposits	7	1
Reverse repurchase agreements	10	6
Property loans	1,425	1,846
	129,082	**125,270**
Allowances for losses on loans and advances (note 8)	-23	-23
	129,059	**125,247**

8. Impairment losses on loans and advances

	30/06/2007 € m	31/12/2006 € m
Opening balance	-23	-26
Impairment losses	-	-
Loan transfers	-	3
Closing balance	**-23**	**-23**

The total allowance for losses on loans and advances is made up as follows:

	30/06/2007 € m	31/12/2006 € m
Public sector and infrastructure loans	-3	-3
Property loans	-20	-20
	-23	**-23**

9. Deposits from banks

	30/06/2007 € m	31/12/2006 € m
Term deposits	15,807	13,782
Call deposits	2,109	1,757
Repurchase agreements	43,229	42,477
Other liabilities	8,798	5,183
	69,943	**63,199**

10. Due to customers

	30/06/2007 € m	31/12/2006 € m
Term deposits	4,778	4,728
Call deposits	480	689
Repurchase agreements	186	85
Other liabilities	3,881	2,402
	9,325	**7,904**

11. Debt securities in issue

	30/06/2007 € m	31/12/2006 € m
Public sector covered bonds	89,625	93,440
Other covered bonds	241	392
Other debt securities in issue	9,169	9,025
	99,035	**102,857**

12. Other borrowed funds

	30/06/2007 € m	31/12/2006 € m
Subordinated debt	1,666	1,186
Profit participation certificates	963	947
	2,629	**2,133**

13. Incentive compensation programme

At 30 June 2007, the Trust established to purchase shares under the Group incentive programme held 7,605,259 shares of DEPFA BANK plc at a cost of € 89 million. Compensation cost relating to the programme recognised in the income statement amounted to € 13 million.

14. Segmental reporting

The Group is organised on a worldwide basis into the following main business segments:

Budget Finance
The Budget Finance segment incorporates the traditional public finance lending business of DEPFA in the form of bond and loan financing with public sector authorities. The Group does not take any interest rate risks within this segment. It also includes all of the Group's funding positions which are recharged to other segments at agreed rates. Unhedged public sector loans and bonds are included in Global markets.

Client Product Services
This area of business comprises the provision of various forms of balance sheet financing as well as off-balance sheet products and services to customers. This segment relates specifically to derivative products, structured transactions, securitisation and advisory services.

Global Markets
Global Markets consists of the Group's unhedged loan and bond books and the Group's trading activities.

Infrastructure Finance
Infrastructure Finance relates to financing of infrastructure projects. DEPFA focuses on essential infrastructure i.e. roads, bridges, tunnels and public buildings.

Corporate Centre
This area contains overhead costs, project costs as well as the residual property portfolio of the Deutsche Pfandbriefbank AG and surplus capital.

Expenses incurred centrally, including expenses incurred by support, administrative and back-office functions are charged to the business segments where practical in accordance with their estimated proportionate share of overall activities. Unallocated expenses are retained at the Corporate Centre.

Q2 2007

€ m	Budget Finance	Infrastructure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolidation items	Group
Net interest income	174	35	9	-3	-13	202
Non interest revenues	209	11	16	-5	18	249
Total revenues	**383**	**46**	**25**	**-8**	**5**	**451**
Total expenditure	**-52**	**-14**	**-17**	**-9**	**-45**	**-137**
Impairment losses	-	-	-	-	-	-
Profit before tax	**331**	**32**	**8**	**-17**	**-40**	**314**
Taxation						-65
Profit for the period						**249**

Q2 2006

€ m	Budget Finance	Infrastructure Finance	Client Product Services	Global Markets	Corporate Centre/ Consolidation items	Group
Net interest income	176	12	-	41	-12	217
Non interest revenues	143	9	41	42	22	257
Total revenues	**319**	**21**	**41**	**83**	**10**	**474**
Total expenditure	**-43**	**-9**	**-11**	**-13**	**-38**	**-114**
Impairment losses	-	-	-	-	-	-
Profit before tax	**276**	**12**	**30**	**70**	**-28**	**360**
Taxation						-86
Profit for the period						**274**

15. Contingent liabilities and commitments

	30/06/2007 € m	31/12/2006 € m
Contingent liabilities for guarantees and indemnity agreements	20	23

	30/06/2007 € m	31/12/2006 € m
Loan commitments	26,391	24,341

Other details

New commitments

	30/06/2007 € m	30/06/2006 € m
Total new commitments	41,678	35,576

Primary sales of debt securities including loans

	30/06/2007 € m	30/06/2006 € m
Public sector covered bonds	6,284	7,041
Other debt securities	2,528	1,216
Loans	5,483	1,390
	14,295	**9,647**

Loans consist of borrowings with a maturity of greater than 1 year.

Average number of employees

	30/06/2007	30/06/2006
Average number of employees	676	545

Regulatory capital and capital adequacy ratios in accordance with BIS

	30/06/2007 € m	31/12/2006 € m
Core capital (Tier I)	3,684	3,156
Supplementary (Tier II)	1,150	1,350
Total regulatory capital	**4,834**	**4,506**

	30/06/2007 € m	31/12/2006 € m
BIS Risk weighted assets (€ m)	39,694	33,351
Core capital ratio (Tier I)	9.3%	9.5%
Total capital ratio (Tier I and Tier II)	12.2%	13.5%

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.



Gerhard Bruckermann (Chairman & CEO)
Gerhard Bruckermann has been on the Management Board of DEPFA Group since 1991 and has acted as its spokesman since 2000. Since 2002 he has been Chairman & CEO of DEPFA BANK plc. He previously held senior positions in the Capital Market Divisions of Deutsche Bank and Westdeutsche Landesbank. The development and expansion of DEPFA's public finance activities are widely credited to Gerhard Bruckermann's initiative and vision.



Dr. Matthias Mosler (Deputy CEO)
Dr. Matthias Mosler joined DEPFA BANK plc on 1st October 2005 as member of the Executive Committee and became Deputy CEO as of 14 February 2006. Furthermore, he is responsible for Client Relationship Management. Between 2000 and 2005 Dr. Mosler worked for Merrill Lynch where he was CEO for Germany and Vice-Chairman of European Equity Capital Markets. He also worked for Goldman Sachs in New York and London as Managing Director in M&A, Corporate Finance and Equity Capital Markets. Dr. Mosler began his career at Deutsche Bank where he held positions in Debt Capital Markets and as assistant to the CEO.



Angus Cameron (CFO)
Angus Cameron joined DEPFA BANK plc as new CFO in January 2007. He previously worked for the Bank of New York Europe where he was CFO. Furthermore, Angus Cameron held a number of senior finance roles at Scottish Widows and Barclays Bank. As a member of the Executive Committee he is, as Chief Financial Officer, responsible for all Finance, Accounting and Financial Controls.



Cyril Dunne (COO)
Cyril Dunne joined DEPFA BANK plc in May 2007 as Chief Operating Officer. He previously worked with Bank of Ireland, where he had been Group Transformation Director and Group Chief Information Officer. Cyril's career spans over 25 years in the Financial Services and Retail industries, and he has held senior IT roles at Tesco PLC, Irish Permanent Building Society and Allied Irish Bank PLC. As a member of the Executive Committee of DEPFA BANK he is responsible for Operations and IT.

Bo Heide-Ottosen

Bo Heide-Ottosen joined DEPFA BANK plc in October 2004 as Head of Treasury. He previously held senior management positions in Scandinavia and worked as Executive VP and CFO at Nordic Investment Bank in Helsinki. As a member of the Executive Committee Bo Heide-Ottosen is responsible for the Group's Global Treasury, Budget Finance and Global Markets.



Dr. Rolf Hengsteler

Dr. Rolf Hengsteler joined the DEPFA Group in 1999 as Chief Operations Officer. Prior to this he worked for more than ten years in various front and back office functions for Citigroup based in Frankfurt. Dr. Hengsteler is a mathematician with a PhD in Business Administration. As a member of the Executive Committee and Chief Risk Officer, he is currently responsible for Risk.



Paul Leatherdale

Paul Leatherdale joined the DEPFA Group in September 1999 to set up the infrastructure finance team in Dublin with specialist local teams based in most of the Group's offices worldwide. Previously, after completing a business degree, he qualified as a Chartered Accountant and then spent 15 years at Sumitomo Bank in London specialising in real estate, construction and international project finance. As a member of the Executive Committee, Paul Leatherdale is responsible for Infrastructure Finance.



Andrew T. Readinger

Andrew Readinger joined DEPFA BANK plc in January 2005 as a member of the Executive Committee. Prior to joining DEPFA Group, he held senior positions in Fixed Income, Public Finance and Capital Markets in both New York and London for JP Morgan and Morgan Stanley. As a member of the Executive Committee, Andrew Readinger is responsible for Client Product Services and Global Markets.



DEPFA BANK plc

1 Commons Street Dublin 1, Ireland	Phone: Fax:	+353 1 792 2222 +353 1 792 2211
Amsterdam Representative Office World Trade Centre Amsterdam, Zuidplein 58 - Tower H, 6th Floor 1077 XV Amsterdam, The Netherlands	Phone: Fax:	+31 20 794 0340 +31 20 794 0349
Chicago Representative Office 30 North LaSalle Street, Suite 1510 Chicago, IL 60602, USA	Phone: Fax:	+1 312 332 9100 +1 312 332 9192
Copenhagen Representative Office Frederiksgade 7 1265 Copenhagen K, Denmark	Phone: Fax:	+45 33 93 7571 +45 33 93 7579
Frankfurt Representative Office Neue Mainzer Straße 75 60311 Frankfurt, Germany	Phone: Fax:	+49 69 92882 0 +49 69 92882 100
Ludwig-Erhard-Straße 14 65760 Eschborn, Germany	Phone: Fax:	+49 6196 9990 0 +49 6196 9990 1331
Istanbul Representative Office Büyükdere Caddesi 185, Kanyon Ofis Binasi Kat 6 34394 Levent Istanbul, Turkey	Phone: Fax:	+90 212 319 7625 +90 212 319 7600
London Branch 105 Wigmore Street London W1U 1QY, United Kingdom	Phone: Fax:	+44 20 7290 8400 +44 20 7495 0580
Madrid Representative Office Monte Esquinza, 30, 4th Floor 28010 Madrid, Spain	Phone: Fax:	+34 91 7004 640 +34 91 3100 791
Milan Representative Office Largo Augusto, 7 20122 Milan, Italy	Phone: Fax:	+39 2 7787111 +39 2 778711216
Mumbai Representative Office 204 Ceejay House, Dr. Anne Besant Road - Worli Mumbai 400018, India	Phone: Fax:	+9122 6656 9494 +9122 6656 9595
New York Branch 623 Fifth Avenue, 22nd Floor New York, NY 10022, USA	Phone: Fax:	+1 212 796 9200 +1 212 796 9217
Paris Branch 1, Rue Saint-Georges 75009 Paris, France	Phone: Fax:	+33 1 44 94 8270 +33 1 42 66 4698
Rome Branch Via di Torre Argentina, 21 (Palazzo Origo) 00186 Rome, Italy	Phone: Fax:	+39 06 6840 2801 +39 06 6840 2831
San Francisco Representative Office One Market, Steuart Tower, Suite 1125 San Francisco, CA 94105, USA	Phone: Fax:	+1 415 541 7991 +1 415 541 9036

São Paulo Representative Office
Av. Brigadeiro Faria Lima, 201, 13th Floor - Suite 131 | Phone: +55 11 3554 7569
05426-100 - São Paulo, SP - Brazil | Fax: +55 11 3816 1631

Tokyo Branch
Atago Green Hills MORI, Tower, 41F, 2-5-1 Atago, Minato-ku | Phone: +81 3 5402 9000
Tokyo 105-6241, Japan | Fax: +81 3 5402 9010

Warsaw Representative Office
Centrum Gieldowe, ul. Książęca 4 | Phone: +48 22 537 7600
00-498 Warsaw, Poland | Fax: +48 22 537 7601

DEPFA Deutsche Pfandbriefbank AG

Ludwig-Erhard-Straße 14 | Phone: +49 6196 9990 0
65760 Eschborn, Germany | Fax: +49 6196 9990 1331

Frankfurt Branch
Neue Mainzer Straße 75 | Phone: +49 69 92882 0
60311 Frankfurt, Germany | Fax: +49 69 92882 100

Rome Branch
Via di Torre Argentina, 21, (Palazzo Origo) | Phone: +39 06 6840 2801
00186 Rome, Italy | Fax: +39 06 6840 2831

DEPFA Investment Bank Ltd

10 Diomidous Street, 3rd Floor | Phone: +357 22 396 300
2024 Nicosia, Cyprus | Fax: +357 22 396 399

Hong Kong Representative Office
1106-7 ICBC Tower, Citibank Plaza, 3 Garden Road | Phone: +852 2509 9100
Central, Hong Kong | Fax: +852 2509 9099

DEPFA ACS BANK

1 Commons Street | Phone: +353 1 792 2222
Dublin 1, Ireland | Fax: +353 1 792 2211

DEPFA Finance N.V.

Herengracht 450 | Phone: +31 20 555 4466
1017 CA Amsterdam, The Netherlands | Fax: +31 20 555 4308

DEPFA BANK plc
1, Commons Street
Dublin 1, Ireland

Phone: +353 1 792 2222
Fax: +353 1 792 2211
www.depfa.com

DEPFA BANK

END